Exhibit 77Q(2) for Form N-SAR Annual Period Ended 5-31-2007

First Trust/Four Corners Senior Floating Rate Income Fund II

A late Form 3 was filed on behalf of Joseph McDermott and Kristi A. Maher for the First Trust/Four Corners Senior Floating Rate Income Fund II on November 15, 2006 and January 3, 2007, respectively, due to an administrative error. Joseph McDermott became Chief Compliance Officer of First Trust Advisors L.P., investment manager of the First Trust/Four Corners Senior Floating Rate Income Fund II, on July 10, 2006. Kristi A. Maher became Assistant Secretary of the fund on June 7, 2004.

A late Form 3 was filed on behalf of Ketei Marakool and Douglas Holthaus of Four Corners Capital Management, LLC for the First Trust/Four Corners Senior Floating Rate Income Fund on March 19, 2007 and July 19, 2007, respectively, due to an administrative error.